Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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FINAL TRANSCRIPT

Mar. 29. 2006 / 8:00AM ET, T - AT&T at Banc of America Securities Media, Telecommunications, & Entertainment Conference

FINAL TRANSCRIPT

Conference Call Transcript

T - AT&T at Banc of America Securities Media, Telecommunications, & Entertainment Conference

Event Date/Time: Mar. 29. 2006 / 8:00AM ET

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CORPORATE PARTICIPANTS

David Barden

Banc of America - Analyst

Randall Stephenson

AT&T - COO

PRESENTATION

David Barden - Banc of America - Analyst

My name is David Barden and I cover wire line and wireless services telecom stocks for the bank. And on behalf of myself and my colleagues, Doug Shapiro, John Jacoby, John Genetos, and Mike Savner, who many of you know, we’re very excited to have you all here this morning. And also deeply excited to have what I think is an excellent lineup of companies and speakers that will be joining us over the next 2 days. It is my pleasure this morning to introduce our first keynote speaker of the conference, Randall Stephenson, COO of AT&T. If you don’t know who AT&T is, you might want to check your ticket to make sure you’re on the right flight here. But as the COO, Randall has got a very big job inside of AT&T to both insure the smooth execution of the legacy AT&T acquisition which occurred at the end of last year and as prospectively we look forward to help execute on the forthcoming BellSouth merger that was recently announced, which will give them full control of the nation’s largest wireless player, Cingular. So with that introduction, what I’d like to do is quickly read a disclaimer and then hand over the presentation to our keynote, Randall Stephenson.

As you are aware, we are required to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies we may discuss. If you’d like to review these important disclosures, please pick up the packet containing public appearance disclosures at the back of this room and at each of the breakout sessions. The media conference can be accessed by those of you not at the presentation using the web cast. I’ve read that at more than one conference in the past, thank you very much. All right, Randall, please. Thank you very much.

Randall Stephenson - AT&T - COO

I always wanted to meet that guy that says that at the end of all of our commercials and now I have. So in the world of gadgetry here, I don’t have a place to put old legacy paper notes, so I don’t know how we’re going to do this, but bear with me. It’s good to be here this morning. Thanks, Dave, I do appreciate it and I appreciate the invitation to actually be here and be a part of this conference and with this lineup of companies. What I want to do is just take a real brief few minutes just to kind of introduce where we stand. And we believe that we’re at the beginning of an exciting and promising time for the new AT&T, and in these prepared remarks I’m going to cover some of the reasons for what we are considering a very positive outlook for this business.

We’re going to look at our assets, we’re going to look at our major growth initiatives, and we’re going to look at what opportunities lie ahead for AT&T. First, I’m not going to read it like Dave just did, but we do need to cover our Safe Harbor Statement and this is also in the slides and you should have a copy of them. I would also call your attention to information regarding some of our SEC filings. These are also in your slides and I call your attention to those as well.

So with that taken care of, let me start by answering a question and that basic question is, what has changed at AT&T? The first thing that’s changed is that we have significantly improved operating momentum, and our earnings trajectory has also improved considerably. Over the past year, our adjusted EPS has moved up steadily quarter by quarter. As you see on this chart, our EPS growth rate has now grown for 4 straight quarters. There are a number of drivers behind these results. Cingular wireless last year delivered one of the best one-year margin improvements that the industry has ever seen. We’re also substantially increasing our margins in the wireline business. We delivered 7 straight quarters of wireline revenue growth, and that’s revenue growth in the business segment, consumer, and overall wire line business. AT&T’s legacy operations, we think, also performed very well last year, and, in fact, they beat the merger model by more than $1 billion in 2005.

The second major thing that’s changed is we’ve taken a series of focused and logical strategic steps to strengthen our assets in the key areas that will drive growth and create value in the coming years. Those areas are wireless, the business segment, broadband, and our cost structure. And we think we’ve taken major, significant steps in all four of those areas. And because of the steps we’ve taken, today we are a dramatically different company.

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Our name has changed, but more fundamentally, we’ve also changed our business mix and the business profile for us going forward. We’ve built the industry’s number one wireless provider. Through our acquisition of the former AT&T, we’ve added the industry’s premiere business capabilities. We’ve made it a priority to lead in broadband, and over the past two years, we have now doubled our DSL line base to more than 7 million DSL lines. In addition to these growth platforms, we’ve taken major steps to reduce our cost structure, through merger synergies and through additional operational initiatives, and by 2008, when you include the BellSouth merger, we expect our cost reduction opportunities to add up to an annual run rate that will exceed $5 billion.

So after the BellSouth merger, what you’re going to see is a business where more than one-third of our revenues will come from wireless. We lead the industry in terms of number of subscribers. We have 54 million subscribers. We lead in license POPS with 294 million licensed POPS. And spectrum depth of the top 100 markets, we share the lead. And it was just 18 months ago that Cingular acquired AT&T wireless and the year before that, Cingular’s revenues were just $9 billion. Following the BellSouth merger, our wireless revenues will be more than 4 times that number, and that’s with a simplified operating structure. And all the wireless revenues and expenses will now be consolidated into our financial statements.

Spectrum is key to high-speed data networks, and Cingular has the best spectrum depth of anybody. We’re on track to launch our 3G network in most of the top 100 metropolitan areas this year. Pete Richer will talk after me more about that. In fact, it’s already launched in 16 markets. These networks are IP-based. They deliver a simultaneous voice and data capability, offer very good speeds averaging up to 700 kilobits per second, and all these attributes are key to service integration.

AT&T today is also the clear industry leader in businesses services. We have one of the world’s largest IP backbones with the best network latency performance. We have 30 premium global data network or data centers offering managed hosting services. We’re the global leader at delivering consistent global MPLS services. We have nodes now in over 127 countries. We have advanced product sets in key areas like network security. We are the global leader in IP-VPN. And we have the strongest MPLS service line up in North America. And our customer care platforms are state of the art.

These are some of the reasons AT&T is consistently rated tops among industry analysts as the global networking partner of choice for enterprises. And we’re pleased with the quality and the top-notch condition of AT&T assets that we recently acquired. It should be noted that this is not a fixer upper. The customer response so far has been terrific, and we are expending the capabilities of this network. We also have a large opportunity in the small and medium business space as we migrate the services from the AT&T platforms down market to small and medium businesses.

The new AT&T is also a leader in DSL broadband. Since 2003, we’ve doubled our DSL line base to more than 7 million. And combined with BellSouth, when you put the two together, our broadband subscriber base will now be 10 million subscribers. That’s more than any other U.S. cable or DSL provider. Last year alone, we added 1.8 million DSL lines. That was best among all U.S. and cable TV companies. And already more than a fourth of the consumer primary lines in our footprint have DSL today. That penetration has more than doubled over the past 2 years.

From our perspective, broadband is the future, and that’s why we’re deploying Project Lightspeed, where we’re putting fiber closer to the customers to deliver integrated voice, high speed data and video over an IP based network. Project Lightspeed is a natural extension of our DSL network. What it’s doing is letting us build on past investments. We’re using both fiber to the neighborhood as well as fiber to the premise. It depends on the situation. We believe our approach is the right one both in terms of cost to deploy and speed to market and flexibility.

Flexibility is key because both our wireline and our wireless networks are evolving to deliver integrated services. Wireline through the converged network and Cingular through an IP-based 3G network. The migration will result in significant integration opportunities using the lynchpin technology that’s called IMS. Basically IMS will allow us to deliver access to communications and entertainment services anytime, anywhere on just about any device, whether it be a mobile phone, a TV, or a PC. Basically what we’re talking about is our three-screen strategy here, and we expect to begin introducing services on this IMS platform in 2007.

The point I emphasize is that if you look at the areas where we have worked to transform our business over the past 2 years, in wireless and business and broadband, and in cost structure, the BellSouth merger enhances our opportunities at each of those four areas. The BellSouth merger enhances our wireless opportunity through the 100% ownership of Cingular and with an easier path to new services that integrate wireless and wireline. It also expands our business opportunity, where enterprise customers have a single point of contact for integrated wireless and wireline and small and medium business customers can now take advantage of those platforms. It adds to our broadband opportunity. Half of the BellSouth households today are served by fiber loops of less than 5,000 feet. And their network architecture is directionally consistent with our Lightspeed initiative. The combination of BellSouth’s fiber and our commitment to IPTV will mean that BellSouth customers stand to see a

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competitive alternative to cable TV. And this would not have occurred as fast or as broadly without the merger. This is another reason we need franchise relief, to help make this benefit available just as quickly as we possibly can.

The merger with BellSouth will also add to our opportunity on the cost side, and as I outlined earlier, the cost synergies that we’ve outlined, we’ll achieve a run rate in 2008 of $2 billion and in 2009 we expect it to hit $3 billion.

This transaction combines three enterprises. Basically, the point of this transaction is not just combining two enterprises, it’s combining three: AT&T, BellSouth and Cingular. And the synergy opportunity here is on multiple fronts. We plan to consolidate brands and advertising. We’ll move the BellSouth long distance traffic onto the AT&T platform. We’ll also move all the Cingular traffic onto the AT&T IP backbone. We’ll move the AT&T traffic in the Southeast for special access onto the BellSouth platforms. We’ll optimize IT, customer care and support, take advantage of scale opportunities, we’ll bring the R&D opportunities together, and leverage the AT&T labs. We think these opportunities are all very significant. We’ve talked about the numbers.

So the new AT&T has the largest set of synergy opportunities, I would say, of anybody in this industry right now. This slide recaps right here the cost reduction expectations we laid out before you. By 2008, we expect a savings run rate of $2.5 billion from the SBC/AT&T merger. By 2008 we also expect run rate cost savings for the BellSouth merger to approximate $2 billion, going to $3 billion in ‘09. And on top of all these cost reduction initiatives, we have a number of other organic initiatives that are coming to fruition that we expect to generate an additional $1.2 billion of cost savings. And this doesn’t include the synergies that are being realized from Cingular and their integration of AT&T wireless.

So to sum it up, we have sizable, and we think are very realistic, opportunities to reduce our cost structure with clear paths to execute all this. We expect these opportunities will offset costs associated with growth, and will also strengthen our financial outlook. And as we’ve outlined for you previously, we expect to deliver double digit adjusted EPS growth in each of the next three years. That’s from the 2005 base that I showed you earlier, without the merger-related costs. And we expect to generate substantial free cash flow after dividends. We’ll generate $2 billion this year, we’ll generate $4 to $5 billion in 2007, and our target is to exceed $6 billion free cash flow in 2008.

With the BellSouth merger, our board also approved a new 400 million share repurchase authorization, and we expect to repurchase at least $2 billion in 2006 consistent with our prior guidance, and a total of $10 billion by the end of 2007. So, effectively, the premium that we’re paying for BellSouth will be funded in cash.

So, to close, we think AT&T is a company with the industry’s premiere assets. We have the nation’s largest wireless provider, the number one position in the business space, we have the largest broadband base, and we have extensive directory operations. We’re a company with solid operating momentum. We’ve built a much improved EPS trajectory, and our merger integration initiatives of Cingular and with the former AT&T are solidly on track. We’re also a company with a clear path to significant reductions in our cost structure, and because of all these factors, AT&T does have a positive financial outlook.

In summary, these are the things that we believe set the new AT&T apart. It’s why I said at the outset that we believe that we’re at the beginning of a promising time for this company. And we’re actually very encouraged with where we stand and how the merger itself is coming. And so, David, that’s all I have in terms of prepared remarks and I’ll be glad to take questions.

QUESTION AND ANSWER

David Barden - Banc of America - Analyst

Thanks, Randall and I think we’ve got about 25 minutes or so where we can talk a little bit more about the company. Thanks for your remarks at this stage of the game. I know there’s a lot of questions out there. If I could just start with one question, which is on industry consolidation. I think people familiar with the AT&T story, watching the Cingular/AWE transaction come together within 90 days after that the AT&T/SBC transaction came together. Within 90 days after that the BellSouth/AT&T transaction got announced. And a lot of the transactions have been based on leveraging existing assets, cost synergy opportunities. You could forgive the market for wondering, what deal is coming when this BellSouth deal gets closed? And there are other assets that could leverage the AT&T footprint, like Quest? There are assets that could draw a shortcut to the video market like the satellite businesses. What are the pros and cons of one more transaction for the new AT&T?

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Randall Stephenson - AT&T - COO

Well, the pros and cons, first of all, as it relates to speculation on acquisitions, obviously no comment. The pros and cons, I mean, right now our plate is fairly full. We’ve got a number of integrations. First, there’s AT&T Wireless to consummate, and we’ll probably be largely down that path – Pete will talk more about this in detail – by end of this year. AT&T wireline, the AT&T Corp. transaction, you know, we’ve got a good couple of years of integration activity to get that done. And then BellSouth. A year from now, that integration effort will begin and that integration will spill over into Cingular as well.

So right now, the table is a little bit full to say the least, right? And so right now, I don’t even have anything in mind in terms of where our next consolidation steps might even conceivably go.

David Barden - Banc of America - Analyst

But philosophically, do you feel like this is as big as it needs to be? Or, if you follow the logic, you kind of see that other pieces make sense down the road as well?

Randall Stephenson - AT&T - COO

You know, who knows? This industry is changing so fast. I mean it really is. And I don’t think the industry is through consolidating. That doesn’t necessarily mean that we’re a part of it going forward, but I do think this industry will continue to consolidate and change and I think what’s really important is to keep a very flexible balance sheet, make sure that your financial position is very, very secure, and right now, our focus is execution on the transactions that we’ve done, because that’s critical.

David Barden - Banc of America - Analyst

And on the transactions themselves, as SBC has been kind of transforming the telecommunications industry, getting to be the biggest telecommunications stock in the U.S., the story is as much about merger integration and execution on those mergers as it’s going to be about telecommunications for the next foreseeable future, 12 months, 24 months.

Randall Stephenson - AT&T - COO

I think that’s right.

David Barden - Banc of America - Analyst

How do you, how do we as outside investors, kind of get a tangible handle on it?  How do we know — we can watch the telecom market unfold, but it would be very hard to watch how integration execution is going on inside SBC, AT&T, AT&T Wireless, Cingular over the next couple of years. How do outside investors get a comfort level that things are going as they’re expected to go?

Randall Stephenson - AT&T - COO

I guess the ultimate benchmark is when we grow earnings at double-digit pace for the next three years, right? So I would start there, and if we’re not achieving those kind of EPS growth rates, then you could probably assume that underlying all of that the integration efforts are not going very well. But specific to the integration efforts, we will be doing some reporting for the financial community in terms of how that’s coming, but I’ll tell you the things that I look at day in and day out. And we should be able to report on most of this. Is the traffic moving? You know, so we put these AT&T and the legacy SBC together and one of the key synergies was getting that traffic off third party providers and moved onto the AT&T legacy networks and platforms. There are very specific initiatives, engineering requirements required to execute on that. And we’ll be able to, and I actually look at how much traffic is moving in a given month. That will start happening very quickly towards the end of first quarter and then accelerate as we go through the year. That is the biggest area of cost savings, that’s the one that we’ll want to report to you, and that I’ll be watching obviously, very closely.

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The other initiatives, when you think about where the major merger synergies are coming from, the legacy SBC and AT&T, it was we each had big enterprise organizations. Redundant sales forces, redundant customer care, just thousands of people and bodies dedicated to those functions. Those, we’re basically taking down the SBC platforms, those will be headcount related, all right? More costs, a lot of this stuff is contracted out, but there are some very discernible costs when you shut down one side of the business and move everything over to the other side. So those will just be pure cost savings and head count reductions that we ought to be able to see and track as well.

And then I guess the third is, when you look at the legacy SBC platforms and our small and medium business, we do a lot of volume on these products and services that legacy AT&T sells. Are we now selling out of legacy SBC channels, those products and platforms? And that’s something I watch very closely. We are now, as of today, all of our SMB space is selling on the new legacy AT&T platforms. That just frees up the ability to take these other costs out of the business. So those are kind of the key areas. The overhead, the staff functions, are fairly mechanical, and you ought to be able to see those come out fairly quickly. And so we’ll do some things in the street to help you see what progress we’re making on each of those.

David Barden - Banc of America - Analyst

One of the things that I think was a surprising upside in the last quarter was the performance at AT&T, legacy AT&T’s, enterprise business, relative to kind of expectations that had been set over the course of the merger integration. Yesterday, there was a company that basically called a turn in the bandwidth market, saying that as of now, prices are falling less fast in transport services and IT services than volumes are growing. And that, as a result, their stock is up 30% in the last several days. What are you seeing at AT&T that would confirm or support that kind of assertion? And is the AT&T business at the cusp of maybe doing much, much better than maybe we had all expected 12 months ago?

Randall Stephenson - AT&T - COO

Yeah, you are seeing — we call it price stability. If you look at the IP-based services, the prices in the IP-based services have been fairly stable for quite awhile. What you’re seeing happen at everybody’s top line is this migration from kind of legacy data type services to IP. And you know, there’s just kind of a rule of thumb, you can go to a VPN type platform at about 40% reduction to a traditional packet-switched type platform, or packetized platform. And so, as a result, you’re seeing what looks like dramatic pricing pressure which, I guess at a high level it is. But it’s really more a technology migration issue than anything. The pricing underlying all these services is fairly stable, but it is the migration of service that’s driving that. IP services in the legacy SBC side, down market, are just now starting to grow. Our SMB space is growing between 7% and 8% year over year. It’s driven by these services. Plus, even access lines are growing in that space. What I will tell you is, pricing as a rule is actually fairly stable in the IP space.

David Barden - Banc of America - Analyst

And this migration from legacy services to IP services, are we — is there a point of time where the inflection becomes potentially a positive revenue growth trajectory?

Randall Stephenson - AT&T - COO

We think that’s about two years out. In fact, when we give guidance that we’ll be able to grow these revenues by 2008, that is the main driver behind it, is that migration, that kind of the pig in the python has worked its way largely through it and now you actually have a growth opportunity as the IP volumes take off.

David Barden - Banc of America - Analyst

Excellent. Do we have any questions form the audience? We have one over there in the back. You can shout it. I can repeat it if you can’t get a mike to you.

Unidentified Audience Member

[Inaudible question].

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David Barden - Banc of America - Analyst

I’ll repeat the question. The question was: Could you give us an update on kind of the fiber to the node strategy? How that strategy at this stage of the game with what you know on it compares to the fiber to the premise strategy and how does that translate to the BellSouth acquisition?

Randall Stephenson - AT&T - COO

Sure. As I think it’s pretty well known, we have selected a technology platform, fiber-to-the-node, meaning we’re moving fiber out into our neighborhoods within about 3,000 feet of the homes. And what that does is allows us to get about a 25, depending on where you are, 25 to 30, 35 megabit capability over the last 3,000 foot copper loops. You combine that with IP technology and you combine that with the new compression technologies that are out there, that gives us the ability with a much more efficient capital spin model, to get a full television suite of services out to the consumer market. We are in the process of rolling this out. We’re actually in a controlled launch phase in San Antonio right now, we’re adding just a handful of customers every day. In June, in San Antonio, we will launch full scale this product set. This product set will be a full contingent of high speed data, 6 megabit high speed data, full video streaming capability, and so forth. So far, that is going very, very well. The controlled launch has been very encouraging. The video quality has been terrific. It’s scaling with what we’re seeing right now, and so I’m very optimistic in terms of the technology’s performance and so forth.

Now tack on BellSouth — BellSouth network-wise was doing something very consistent with what we’ve been doing. In fact, today half of their homes have fiber within 5,000 feet of the home. That figure is going to go up significantly over the next two to three years. So we have in BellSouth a platform that is very compatible with what we’re doing in the AT&T side of the house. And so leveraging what we’re doing in AT&T onto BellSouth’s platform, we think will be very elegant and a very efficient way of getting there.

We’ve chosen the fiber-to-the-node technology rather than fiber all the way to the home for a couple of reasons. One is capital efficiency. The second is speed to market. We think we can get half of our footprint covered with video capability within the next 3 years. And as price points continue to come down, we can continue to move that further and further out into the network. And so we think we’ve got a technology and a platform that is going to be very effective in the marketplace and we think it’s a very efficient capital approach as well.

David Barden - Banc of America - Analyst

So can I follow up on that, Randall, maybe two things. One would be, obviously, BellSouth was chasing kind of an ADS02 strategy versus your VDL strategy. Are you thinking about unifying those on one or the other platform?

Randall Stephenson - AT&T - COO

Actually, the beauty of this right now is the technologies are backward compatible. So to the extent that we decide to place this platform on top of the BellSouth network, the ability is there, the technology is there, and it’s not a big reclamation project, where you have to go in and change out a lot of electronics and gear. So I’m actually very encouraged by that.

David Barden - Banc of America - Analyst

And another thing on that topic is we’ve seen that the response of cable companies to the initiative of the Bell companies has been to try to accelerate their speed capabilities. Cablevision is offering a product, I think Comcast firm that they’re now rolling out [inaudible] Time Warner’s trialing products. Is — when you look at that, did you anticipate that? And with those Lightspeed kind of six megabit data products, do you have enough speed to really be as competitive as it looked like you would be a year ago?

Randall Stephenson - AT&T - COO

You know, in the foreseeable future, having a 15 megabit Internet capability is irrelevant. The backbone doesn’t transport at those kinds of speeds. And so having the last mile 15 megabits when you have backbone transport capability that’s nowhere near that, it’s irrelevant And in fact, we do a lot of testing today where we compare our product against the cable products. And we go into specific markets and you test our 1.5

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megabit product against the cable provider’s 3 megabit product and even go up. There are no discernible performance differences right now, okay? So the real enhancement and the opportunity will be when we can enhance the backbone capabilities, provide service level quality agreement to the content providers, we will start to see differentiated capability. But the road block is not the last mile right now, so that’s not something that keeps me awake at night.

David Barden - Banc of America - Analyst

I apologize, I have to ask one more question. On — we’ve seen in the last quarter, AOL make a big I think decision to start to embrace the broadband technology. And after raising DSL prices effectively for a couple quarters in a row, you guys kind of went back down and everybody started to mine the market. Are we starting to see kind of another re-acceleration of DSL subscribership now that the dial market is really starting to implode?

Randall Stephenson - AT&T - COO

Yeah, I think you could. Second quarter obviously you’re not going to see that. Second quarter is always seasonally a low month. But I do think you’re going to see a step change in terms of the growth of the broadband market. Everybody is going after the market very aggressively. I would tell you our pricing moves are serving two purposes. One is, these low price points that you see in the marketplace, are the low-speed price points and you have to order online And this pricing this way, discounting two or three bucks to get a service online, is really moving our cost structure. It’s taking a lot of the calls out of these expensive call channels and it’s really starting to help us. That’s one of the things driving our margin improvement. And so there’s a lot of issues behind the pricing moves, but I do think you’re going to see step change improvement in broadband subscribership second half of the year.

David Barden - Banc of America - Analyst

Another question from the audience?

Unidentified Audience Member

Margins you’re targeting longer term for the quadruple bundling and being really aggressive? I just want to see what kind of margins you’re targeting longer term for that?

Randall Stephenson - AT&T - COO

What kind of margins we’re targeting? Well, I think we mentioned in the talk here, but we actually expect, in spite of deploying a new video product and the dilution that comes from that, over the next 3 years we actually expect to expand the margins from where they are right now. And so we are going to have some margin pressure from the competitive environment, that’s just a reality on the consumer side. And on the bundle side, when somebody gets three or four services, we will be very aggressive in pricing there. But in spite of that, ARPUs will move up considerably in the consumer side when we deploy Lightspeed in these types of services. That will have some margin pressure. But when you have the opportunity to take $5 billion of costs out of one of these businesses, like we have with the AT&T and the BellSouth merger, that helps accommodate a lot of this and allows you to expand margins through those types of growth initiatives. So it’s a real important point, it’s a real key point, why these mergers at scale are so important here, because you can get a lot of fixed costs out of these businesses when you combine them. And that’s what you’re going to see. Growing margins in spite of the competitive environment. But we will be aggressive in pricing bundled services. Pricing broadband by itself, you shouldn’t expect to see us be, after we deploy Lightspeed, really the price leader. But on the bundle basis, we’ll be very aggressive.

David Barden - Banc of America - Analyst

You know, we talk about the quadruple play which obviously is local, long distance, plus data plus video. I mean, at the margin though is the next step which is integrating wireless with the bundle. And to this point in time, it’s pretty clear that it hasn’t been VOIP. It’s really been wireless substitution which has been the biggest grinding force on retail lines in the wire line industry As you look forward to covering almost half the country in wireline with the nation’s largest wireless player, and as Verizon ultimately ends up with the Verizon Wireless in covering much of the

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northeast, is there something going to change between the wireless and the wireline dynamics? Or are wireless and wireline going to be kind of one kind of connectivity product as opposed to two products that compete for dominance with the consumer?

Randall Stephenson - AT&T - COO

You’re not going to see a real slick, elegant integration the next 12 months, all right? But you will start to see true integration, particularly of the data services between wire line and wireless. I think that’s where you’ll see it really happen at scale first. And then also video, right? You think of this commodity of spectrum, and it’s a very valuable, scarce resource. And the more stuff you put on these wireless networks, the more pressure you put on the spectrum position, the more incented you are to get that traffic off and onto the wire line capability. And so when you start to think about 12,000 WiFi hot spots around the country, and you start to think about broadband penetration where a quarter of your access lines have broadband capability, the ability to move those data services and video services off the wireless network onto a wireline, enhance performance, enhance the experience on the wireless handset itself, the incentive is just too great and the cost savings are just too great. So you’ll see that happen the beginning of 2007. IMS, that platform I talked about, is the key to making this integration possible where you can move the traffic and the experience from one device to another. Voice will obviously be part and parcel to that. I think people, myself, I’d love to have an integrated voice product. My house is an old house with big old thick walls and reception just is not that good. I have a wireless router connected to DSL in my house, so it’s not a huge leap to get a VOIP service on my wireless handset going off the 802.11 connection. So I think that’s important for a segment of the market. I don’t think that’s what moves the market in a big way. Data and video will move the market in a big way.

David Barden - Banc of America - Analyst

We have time for one or two more questions back here on the back left.

Unidentified Audience Member

Can you talk about the content, the programming content in San Antonio? How does it compare to say a cable offering or a satellite offering?

Randall Stephenson - AT&T - COO

Out of the gate, it’s ‘me too’, and it’s basically the same channel lineup, well over 200 channels. At the go-down we launch HD, it’ll be about 50 HD channels. The beauty of this platform is, you are not constrained by bandwidth. That’s what we love about the IP platform, going to IP. If somebody produces 100 HD channels and we think somebody will buy them, we’ll put 100 HD channels out there. You’re not constrained by the size of the pipe anymore. Because all you’re delivering is what the customer asks for at any point in time. So over time, and we think this over time is 12 months after launch, we think over time we’ll have a differentiated product, or a content platform versus the cable folks. At the go- down, it will be pretty much comparable to what you would see in a typical cable offering or satellite offering.

David Barden - Banc of America - Analyst

Maybe, Randall, if I could just wrap up with kind of, I guess, the last question which is, obviously a lot of the consolidation moves, a lot of shift to broadband and wireless are kind of part of the evolving competitive environment and the response that you have to have to that competitive environment. There were a lot of assertions about where we would be today in terms of the knock down drag out cable versus cell site, wire line versus wireless. Could you just give us your 2 minute assessment of, is the competitive environment rational, getting worse, getting better? Is it finding a footing? Can we like look at the current environment and say, you know what, this is kind of a steady state for the next couple of years ? Because this has been some of the big worries. Is something going to happen that just knocks the entire industry off the mountain?

Randall Stephenson - AT&T - COO

Everybody — you read the newspaper articles about how broadband process are dropping like a rock, and Armageddon is coming in terms of price wars between cable and the telcos. The reality is, over the last couple of years, 18 months, pricing in the consumer market has been very stable. It’s been very stable, and you may roll your eyes, but I just want to make sure that I articulate what I’m talking about. The price for an unlimited long distance voice local service and broadband, that’s really the bundle that we and the cable guys are competing with right now, that price has been between $60 and $70 fairly consistently now for a couple of years. The piece parts move around, right. But at the end of the day,

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the price points for that combined bundle have been fairly stable. The cable guys have been $40 for voice, $30 for broadband, in that range, about $70. And we’ve been $50 for voice and $15 for broadband, $65 in that range. It moves up and down depending on the quarter or the promotion. But at the end of the day, it’s been within a fairly tight range for quite some period of time. None of us are selling broadband at really low prices on a standalone basis. You’ve got to buy bundles to get this stuff,. And so you’ve got to keep the ARPU in check. We’re all protecting ARPU. And so I would tell you from my perspective, those price points have been stable and I don’t, it’s not been an issue where pricing has just been declining precipitously.

David Barden - Banc of America - Analyst

All right. Thank you very much, Randall. I appreciate you coming here, I very much appreciate it.

Randall Stephenson - AT&T - COO

Thank you very much.

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